Exhibit (a)(1)(K)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below), and the provisions herein are subject in their entirety to the provisions of the Offer (as defined below). The Offer is made solely by the Offer to Purchase, dated November 12, 2014, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

SAPIENT CORPORATION

a Delaware corporation
at
$25.00 NET PER SHARE
Pursuant to the Offer to Purchase dated November 12, 2014
by
1926 MERGER SUB INC.
a wholly owned indirect subsidiary of
PUBLICIS GROUPE S.A.

1926 Merger Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of Publicis Groupe S.A., a French société anonyme (“Parent”), is offering to purchase for cash all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Sapient Corporation, a Delaware corporation (“Sapient”), at a purchase price (the “Offer Price”) of $25.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 12, 2014 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

Stockholders of record who tender directly to Computershare Trust Company, N.A. (the “Depositary”) will not be obligated to pay brokerage fees, commissions or similar expenses or, except as otherwise provided in the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THE END OF THE DAY, IMMEDIATELY AFTER 11:59 P.M., NEW YORK CITY TIME, ON DECEMBER 10, 2014, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 1, 2014 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and Sapient. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Sapient (the “Merger”), with Sapient continuing as the surviving corporation in the Merger and a wholly owned indirect subsidiary of Parent. Because the Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”), no stockholder vote will be required to consummate the Merger. At the effective time of the Merger, each issued and outstanding Share (other than Shares owned by (i) Sapient, Parent, Purchaser or any other subsidiary of Parent, which Shares will be canceled and will cease to exist, (ii) any subsidiary of Sapient, which Shares will be converted into shares of common stock of the Surviving Corporation or (iii) stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be automatically canceled and converted into the right to receive $25.00 per Share or any greater per Share price paid in the Offer, without interest thereon and less any applicable withholding taxes. As a result of the Merger, Sapient will cease to be a publicly traded company and will become wholly owned by Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The Merger Agreement is more fully described in the Offer to Purchase.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, (a) the absence of a termination of the Merger Agreement in accordance with its terms (the “Termination Condition”) and (b) the satisfaction of (i) the Minimum Condition (as described below), (ii) the HSR Condition (as described below), (iii) the German Act Condition (as described below), (iv) the CFIUS Condition (as described below), (v) the FOCI Mitigation Plan Condition (as described below) and (vi) the Governmental Entity Condition (as described below).

The “Minimum Condition” requires that the number of Shares validly tendered (excluding Shares tendered pursuant to guaranteed delivery procedures but not yet delivered) and not withdrawn on or prior to the end of the day, immediately after 11:59 p.m., New York City time, on December 10, 2014 (the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire), represents at least a majority of the then-outstanding Shares.

The “HSR Condition” requires that any waiting period (or extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the purchase of Shares pursuant to the Offer and the consummation of the Merger shall have expired or been terminated.  The Merger Agreement requires that each of Parent and Sapient file a Premerger Notification and Report Form with the Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice in connection with the purchase of Shares in the Offer no later than 10 business days after the date of the Merger Agreement.

The “German Act Condition” requires that any waiting period (or extension thereof) under any applicable competition, merger control, antitrust or similar law of Germany applicable to the purchase of the Shares pursuant to the Offer and the consummation of the Merger shall have either expired or otherwise been terminated, and any required approval with respect thereto shall have been obtained.

The “CFIUS Condition” requires that, if a filing with the Committee on Foreign Investment in the United States (“CFIUS”) is made,(i) a written confirmation has been obtained from CFIUS that it has completed its review, or if applicable, investigation, under Section 721 of the United States Defense Production Act of 1950 (codified at 50 U.S.C. App. § 2170), and the regulations promulgated thereunder (31 C.F.R. Part 800) (the “Exon-Florio Amendment”), and determined that there are no unresolved national security concerns with respect to the transactions contemplated by the Merger Agreement; (ii) if following an investigation, if any, CFIUS shall have reported the transactions contemplated by the Merger Agreement to the President of the United States, the President of the United States shall have declined to exercise his authorities under the Exon-Florio Amendment to suspend or prohibit the transactions contemplated by the Merger Agreement; or (iii) if following an investigation, if any, CFIUS shall have reported the transactions contemplated by the Merger Agreement to the President of the United States and the President of the United States shall have determined to take action, such action would not, and would not reasonably be expected to, individually or in the aggregate, result in a Burdensome Condition (as described below).

The “FOCI Mitigation Plan Condition” requires that the parties shall have executed a commitment letter setting forth the terms of, or otherwise reached agreement on, a foreign ownership, control or influence (“FOCI”) mitigation plan that is acceptable to the U.S. Defense Security Service (the “DSS”) and the U.S. Department of Energy (the “DOE”) and any other applicable governmental entity in connection with the FOCI Requirements (as described below), as applicable, that does not impose any Burdensome Condition (as described below).

The “Governmental Entity Condition” requires that no judgment issued by a governmental entity of competent jurisdiction or law or other legal prohibition preventing or prohibiting the consummation of the Offer or the Merger shall be in effect.

A “Burdensome Condition” means any action, condition, restriction or other mitigation involving Parent or Sapient or their respective subsidiaries that would be, or would reasonably be expected to be, individually or in the aggregate, material in relation to the businesses of Sapient and its subsidiaries, taken as a whole, regardless of whether any such action, condition, restriction or mitigation is in respect of Parent, Sapient or their respective subsidiaries; it having been agreed that any sale, divestiture, license, holding separate or other disposition of, or restriction on, or other mitigation action required by, CFIUS, or the DSS or the DOE or any other governmental entity in connection with the FOCI Requirements, with respect to all or any portion of the products, assets, contracts or businesses of, or capital stock of the subsidiary or subsidiaries of Sapient conducting, the Sapient Government Services unit of Sapient shall be deemed not to constitute, collectively, in and of themselves, a Burdensome Condition.  The “FOCI Requirements” are the approvals of the DSS, the DOE or any other governmental entity required for Sapient and its subsidiaries to maintain their respective facility security clearances and continue to be in compliance with and perform under their contracts, or under any U.S. national industrial security requirements or laws or similar foreign investment laws, requirements or regulations of the United States.

The Offer is also subject to other conditions as described in the Offer to Purchase (together with the conditions described above, the “Offer Conditions”).

The board of directors of Sapient, among other things, has unanimously (i) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (ii) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the stockholders of Sapient, and (iii) recommended that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

The Merger Agreement contains provisions to govern the circumstances in which Purchaser is required or permitted (and Parent is required or permitted to cause Purchaser) to extend the Offer. Specifically, the Merger Agreement provides that Purchaser must extend the Offer (i) on one or more occasions, for successive periods of not more than 10 business days each (or for such longer period as Parent, Purchaser and Sapient may agree) if at any scheduled Expiration Date any Offer Condition other than the Minimum Condition has not been satisfied in order to permit the satisfaction of the Offer Conditions and (ii) for any period required by any law, rule, regulation, interpretation or position of the U.S. Securities and Exchange Commission (the “SEC”) or its staff applicable to the Offer or any rules and regulations of the NASDAQ Global Market applicable to the Offer. In addition, the Merger Agreement provides that if each Offer condition other than the Minimum Condition has been satisfied or waived and the Minimum Condition has not been satisfied or waived, Purchaser may, and at the request of Sapient, Purchaser must, extend the Offer for up to two consecutive increments of not more than ten business days each (or such longer period as Parent, Purchaser and Sapient may agree) in order to permit the satisfaction of the Minimum Condition. If Purchaser extends the Offer, such extension will extend the time that holders of Shares will have to tender their Shares. Purchaser will not be required, or permitted without Sapient’s consent, to extend the Offer beyond May 1, 2015 (except that such date will be automatically extended to July 30, 2015 if any of the HSR Condition, the German Act Condition, the FOCI Mitigation Plan Condition, the CFIUS Condition or the Governmental Entity Condition (with respect to certain merger control, CFIUS or FOCI laws and requirements) is not yet satisfied or waived, but all other Offer Conditions are satisfied or waived by such date.

Subject to the terms and conditions of the Merger Agreement and applicable law, Parent and Purchaser expressly reserve the right to waive, in whole or in part, any condition to the Offer or modify the terms of the Offer; provided, however, that, without the consent of Sapient, Parent and Purchaser are not permitted to (i)  reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) waive, amend or modify the Minimum Condition or the Termination Condition, (iv) add to the Offer Conditions or amend, modify or supplement any Offer condition in any manner adverse to the holders of Shares, (v) except as otherwise permitted under the Merger Agreement, terminate or extend the Offer, (vi) change the form of consideration payable in the Offer, (vii) otherwise amend, modify or supplement any of the terms of the Offer in any manner adverse to the holders of Shares in any material respect or (viii) provide any “subsequent offering period” under Rule 14d-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

Because the Merger will be governed by Section 251(h) of the DGCL, Purchaser does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

On the terms of the Merger Agreement and subject to the Offer Conditions, promptly (and in any event within three business days) after the Expiration Date, Purchaser will accept for payment, and pay for, all Shares validly tendered to Purchaser in the Offer and not withdrawn prior to the Expiration Date. For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on Purchaser’s behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in the Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will Parent or Purchaser pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

No alternative, conditional or contingent tenders will be accepted. In all cases, payment for Shares accepted for payment pursuant to the Offer will only be made after timely receipt by the Depositary of (i) certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as described in the Offer to Purchase) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after January 11, 2015, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal to be proper and effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the Share Certificates are registered if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as described in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in the Offer to Purchase at any time prior to the Expiration Date.

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and Purchaser’s determination will be final and binding. None of Purchaser, the Depositary, the Information Agent nor any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Sapient has provided Purchaser with Sapient’s stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Sapient’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders for United States federal income tax purposes. See the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer. Each holder of Shares should consult with its tax advisor as to the particular tax consequences to such holder of exchanging Shares for cash in the Offer or the Merger.

The Offer to Purchase and the related Letter of Transmittal contain important information. Holders of Shares should carefully read both documents in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Except as set forth in the Offer to Purchase, neither Purchaser nor Parent will pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies or other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers Call Collect: (212) 269-5550
Stockholders and All Others, Call Toll-Free: (866) 796-6860

Email: sapient@dfking.com

November 12, 2014